Exhibit 99.3 Shinhan Bank and Shinhan Card resolved to pay cash dividends to

Shinhan Financial Group

On February 8, 2012, the Board of Directors of Shinhan Bank, a wholly-owned bank subsidiary of Shinhan Financial Group (“SFG”), resolved to pay cash dividend of KRW 390 billion or KRW 246 per common share for the fiscal year of 2011, subject to the shareholders’ approval.

On the same date, Board of Directors of Shinhan Card, a wholly-owned credit card subsidiary of Shinhan Financial Group (“SFG”), resolved to pay cash dividend of KRW 300 billion or KRW 2,393 per common share for the fiscal year of 2011, subject to the shareholders’ approval.

Since SFG wholly owns Shinhan Bank and Shinhan Card, SFG will be receiving the total dividend amounts.